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Exhibit 12

STATEMENT REGARDING COMPUTATION OF RATIOS

	Fiscal Year Ended December 31,
	2001	2000	1999	1998	1997
	(Dollars in Thousands; percentages annualized)
Fixed Charges:
Interest Expense	$317	$—	$—	$595	$361
Assumed intererst element in rent	324	104	65	23	3

Total fixed charges:	641	104	65	618	364

Preference security dividend	222	—	893	2,980	616

Total fixed charges and preference security dividends	$863	$104	$958	$3,598	$980
Earnings (loss):
Income (loss) before income taxes	$4,412	$124,155	$98,370	$39,096	($725)
Fixed charges (per above)	641	104	65	618	364
Total earnings (loss)	$5,053	$124,259	$98,435	$39,714	($361)
Ratio of earnings to fixed charges and preference security dividends	5.9X	1,194.8X	102.8X	11.0X	(0.4X)

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Exhibit 12
STATEMENT REGARDING COMPUTATION OF RATIOS